Exhibit 2.1

October 12, 2017

Via E-MAIL

Sanchez Midstream Partners LP

Attn:  Colin McCulley

1000 Main Street, Suite 3000

Houston, Texas 77002

E-mail: cmcculley@sanchezog.com

RE: Purchase and sale agreement for property in South Texas

Dear Mr. McCulley:

Pursuant to our recent discussions and the Letter of Intent, this purchase and sale agreement (this “Agreement”), when executed by you, will set forth the terms and conditions under which Dallas Petroleum Group, LLC (“Buyer”) agrees to purchase from Sanchez Midstream Partners LP, including its related entities and affiliates (“Seller”), all of Seller’s right, title and interest in and to the Property (as defined below).  For good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged and confessed, Buyer and Seller enter into this Agreement and agree as follows:

1. The Property.  Subject to the terms and conditions of this Agreement, Seller agrees to sell, convey and assign to Buyer, and Buyer agrees to purchase, pay for and accept, all of Seller’s right, title and interest in and to the following (collectively, the “Property”):

(a) the oil, gas and/or mineral leases described on Exhibit A, including any ratifications, extensions and amendments thereto, along with any and all interests in the lands covered thereby, including, without limitation, all fee mineral interests, royalty interests, overriding royalty interests, non-participating royalty interests, executive rights, production payments, net profits interests, reversionary interests, operating interests and any other leasehold or mineral interests of any kind or nature (collectively, the “Leases”);

(b) all rights, benefits, privileges and interests in any unit or pooled area in which the Leases are included and are associated with, including, without limitation, those derived from any unitization, pooling, operating, communitization or other agreement or instrument, whether recorded or unrecorded, or from any declaration or order of any governmental authority (collectively, the “Units”);

(c) the oil, gas and condensate wells (whether producing, shut-in or temporarily abandoned, but excluding permanently abandoned wells), water source, water injection or other injection or disposal wells and systems located on, within the geographic boundaries of or otherwise affected by the Leases or the Units, including, without limitation, the wells described on Exhibit B (collectively, the “Wells”);

(d) all tangible personal property, equipment, installations, fixtures, improvements and other appurtenances, including, without limitation, all machinery, facilities, flow lines, gathering lines, gas lines, water lines, pipelines, power lines, tubing, well pads, well heads, pumps, casing, caissons, motors, platforms, tank batteries, separators, treaters, rods, tanks, improvements, towers, SCADA equipment, radios, meters, computers, spare parts, compressors, pipe, vehicles, vessels, processing equipment and facilities, compression equipment and facilities and any and all other tangible personal property used solely in connection with the Leases, the Wells, the Units or the Permits and Easements (as defined below) (collectively, the “Equipment”);

(e) all permits, easements, rights-of-way, licenses, servitudes, surface leases, surface use agreements, surface fee tracts, fee surface interests, surface rights and any and all similar rights, benefits, privileges, obligations and interests used or held for use in connection with the Leases, the Wells, the Units or the lands appurtenant thereto, including, without limitation, those described on Exhibit C (collectively, the “Permits and Easements”);

(f) all agreements and contracts relating to the Property, including, without limitation, all existing and effective sales, purchase, exchange, gathering, transportation, processing and gas contracts, operating agreements, unit agreements, balancing agreements, farmout agreements, farmin agreements, exploration agreements and any and all other contracts, agreements and instruments insofar as they relate solely to the Property (collectively, the “Related Contracts”); and

(g) any and all original (or copies, if originals are not available) lease files, right-of-way files, division order files, well files, abstracts, title opinions, title files, contract files, revenue files, accounting files, payment files and any and all other files, information, and records, including, without limitation, all seismic and geological records, data, surveys, and interpretations, insofar as they relate solely to the Property (collectively, the “Records”).

2. Effective Time. The effective time for the sale and purchase of the Property shall be 7:00 a.m. Central time on October 1, 2017 (the “Effective Time”).

3. Purchase Price.  The purchase price for the Property shall be Six Million and Two Hundred and Fifty Thousand U.S. Dollars ($6,250,000.00) (the “Purchase Price,” and the portion of the Purchase Price allocated to each of the Wells, as reflected on Exhibit B, is herein referred to as the “Allocated Value”), payable in cash to Seller at Closing (as defined below).  The Purchase Price shall be adjusted in the manner provided below and such adjustments shall be reflected in a settlement statement prepared by Buyer three (3) days prior to the Closing Date (using Buyer’s good faith estimated amounts where actual amounts are not available) (the “Settlement Statement”):

(a) The Purchase Price shall be adjusted upward as follows:

(i) an amount equal to all prepaid expenses attributable to the Property that are actually paid, out-of-pocket by Seller, prior to Closing that are attributable to periods from and after the Effective Time;

(ii) an amount equal to all verified expenditures attributable to the Property that are actually paid, out-of-pocket by Seller, in connection with the operation of the Property for work actually performed from and after the Effective Time;

(iii) the amount of proceeds, benefits, income or revenues received by Buyer for the sale of hydrocarbons produced that are attributable to periods before the Effective Time;

(iv) an amount equal to the imbalances owed to Seller set forth on Exhibit D, in full and final satisfaction of all imbalance obligations owed to Seller; and
(v) any other amount mutually agreed upon in writing by Seller and Buyer.
(b) The Purchase Price shall be adjusted downward as follows:
(i) the amount of proceeds, benefits, income or revenues received by Seller for the sale of hydrocarbons produced from and after the Effective Time;
(ii) an amount equal to all expenses attributable to the Property paid or incurred by Buyer, or on behalf of Buyer, that are attributable to periods prior to the Effective Time;

(iii) an amount equal to all unpaid expenses, including but not limited to all ad valorem taxes, real property taxes, and personal property taxes, attributable to the Property incurred by Seller, or on behalf of Seller, prior to Closing that are attributable to periods prior to the Effective Time; provided, however, that any such taxes which are calculated based on the value or amount of production during a given period shall be apportioned to the period during which such production occurred; regardless of the date on which such taxes are assessed and/or payable;

(iv) an amount equal to the Title Defect Amount (as defined below) for any uncured Title Defects;
(v) the Allocated Value for any Property excluded by Buyer pursuant to Section 6 or Section 7(d) below; and
(vi) any other amount mutually agreed upon in writing by Seller and Buyer.

4. Earnest Money Deposit.  Upon the parties’ execution of this Agreement, Buyer shall deliver to a mutually agreeable escrow agent between Buyer and Seller an earnest money deposit of Two Hundred and Fifty Thousand Dollars ($250,000.00).  The earnest money deposit shall be applied to the Purchase Price such that upon Closing (defined below), the Purchase Price shall be reduced accordingly.  If, however, the parties fail to close the transaction contemplated herein for any reason related to an unfulfilled condition to closing set forth in Sections 11(b)(i), (ii) and (iii), the earnest money deposit shall be returned to Buyer.  If the conditions to Closing set forth in Sections 11(b)(i), (ii) and (iii) are satisfied prior to Closing, then the earnest money deposit shall be retained by Seller.

5. Access.  Upon execution of this Agreement, Seller shall make available and grant access to Buyer and its representatives, employees, and consultants, during normal business hours, and at other mutually agreeable times prior to Closing, to (i) the Related Contracts, the Records, all title records (including, without limitation, title opinions, curative title documents, and run sheets) and all revenue, cost accounting, payment and other similar records related to the Property and (ii) the Leases, the Units, the Wells, Permits and Easements and all other Property.

6. Environmental Conditions.  Buyer shall have the right, in its sole judgment, to conduct all necessary environmental assessments, analysis and tests on the Property (other than environmental sampling or other invasive environmental investigation) in order to determine whether (a) there exists any condition with respect to the air, soil, subsurface, surface waters, ground waters and/or sediment that causes Seller or any of its affiliates not to be in compliance with any Environmental Law or (b) there exists any condition, environmental pollution, contamination or degradation on the Property that would require remediation under any Environmental Law (each, an “Environmental Condition”).  Buyer shall have the right in its sole and absolute discretion to exclude any portion of the Property from the transaction contemplated by this Agreement that is affected by an Environmental Condition.  As used herein, the term “Environmental Law” means any statute, law, ordinance, rule, regulation, code, order, injunction or decree issued by any federal, state or local governmental authority in effect on or before the Effective Time relating to the control of any pollutant or protection of the air, water, land or environment or the release or disposal of hazardous materials, hazardous substances or waste materials, including, without limitation, the federal Oil Pollution Act (OPA), the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the federal Resource Conservation and Recovery Act (RCRA), the federal Clean Water Act, the Toxic Substances Control Act (TSCA), the Hazardous Materials Transportation Act (49 USC § 5101 et seq.), the Texas Health and Safety Code, the Texas Water Code (TWC), the Texas Natural Resources Code, and the federal, state and local rules, regulations, ordinances, orders and governmental directives implementing such statutes.

7.	Title Matters.

(a) Title Defects.  As used herein, the term “Title Defect” shall mean any lien, encumbrance, defect or failure of Seller’s ownership of all or a portion of the Property that causes Seller not to have Defensible Title.  As used herein, the term “Defensible Title” shall mean title to the Property (on a Property-by-Property basis) that:

(i) entitles Seller to receive not less than the net revenue interest for each of the Wells, as set forth in Exhibit B;
(ii) obligates Seller to bear not more than the working interest for each of the Wells, as set forth in Exhibit B; and
(iii) is free and clear of all mortgages, liens, encumbrances and defects, other than such that would not materially interfere with operations of the Property.

(b) Notice of Title Defects.  If Buyer determines that all or a portion of the Property is subject to any Title Defect, then Buyer may deliver to Seller written notice of such Title Defects on or before the date that is five (5) business days prior to the Closing Date.  Seller shall have the right, but not the obligation, to attempt to cure any asserted Title Defects until before three (3) days prior to the Closing Date.

(c) Title Defect Amount.  If any Title Defect is not cured or removed prior to delivery of the Settlement Statement by Buyer and Buyer does not waive such Title Defect, then the Purchase Price payable at Closing by Buyer shall be reduced pursuant to Section 3(b)(iv) by an amount equal to the following (the “Title Defect Amount”):

(i) if Buyer and Seller agree on the amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect represents a decrease in (A) the actual net revenue interest for any Well, below (B) the net revenue interest set forth in Exhibit B for such Well (and there is a corresponding decrease in the working interest for such Well below the working interest set forth in Exhibit B), then the Title Defect Amount shall be the product of (y) the Allocated Value of such Well multiplied by (z) one (1), minus a fraction, the numerator of which is the actual net revenue interest for such Well and the denominator of which is the net revenue interest for such Well set forth in Exhibit B;

(iii) if the Title Defect consists of a lien, encumbrance or other charge that is undisputed and liquidated in amount, the Title Defect Amount shall be the undisputed and liquidated amount necessary to be paid to remove the Title Defect; and

(iv) if the Title Defect is of a type not described above in subsections (i) through (iii), the Title Defect Amount shall be an amount that fairly and reasonably compensates Buyer for such Title Defect.

Provided,  however, that in the event Seller and Buyer cannot agree on Title Defect Amount, then the amounts shall be resolved by a dispute resolution process using a single impartial arbitrator, with at least ten (10) years’ experience in oil and gas title issues, to be selected by agreement of Seller and Buyer, or, in the event Buyer and Seller cannot agree on an arbitrator, such arbitrator shall be selected by the Dallas office of the American Arbitration Association.  The arbitrator’s decision as to the Title Defect Amount shall be final and not appealable.  Buyer and Seller shall each bear its own attorneys’ fees and costs in such arbitration.  Such arbitration shall be conducted in Fort Worth, Texas.  Once appointed, the arbitrator shall not have any ex parte communications with any of the affected parties.

(d) Removal of Title Defect Property.  In the event any Title Defect Amount for a Property subject to a Title Defect, as determined by Section 7(c) above, exceeds twenty-five percent (25%) of the Allocated Value associated with such Property, Buyer shall have the right to remove such Property from the transactions contemplated by this Agreement and reduce the Purchase Price by the Allocated Value of such Property by providing written notice to Seller prior to Closing.

8. Reciprocal Representations and Warranties.  By their execution of this Agreement, Seller and Buyer each represent and warrant to the other that the following statements are true and accurate as to itself, in each case, as of the execution date of this Agreement and the Closing Date:

(a) Legal Entity Authority; Requisite Approvals.  If such party is not a natural person, such party is duly formed, validly existing and in good standing under the laws governing its organization.  If such party is a natural person, such party has all requisite and legal capacity to enter into this Agreement and perform his or her obligations hereunder.  Such party has all requisite power and authority to own its interest in the Property and to carry on its business as now conducted.  If such party is not a natural person, such party is, or will be, duly licensed or qualified to do business and is in good standing in each jurisdiction in which it carries on business or in which the Property is located as such qualification is required by law.

(b) Validity of Obligation.  This Agreement and all other transaction documents it is to execute and deliver at Closing: (i) have been, or at Closing will be, duly executed by its authorized representatives; (ii) constitute its valid and legally binding obligations subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights generally and subject to general principles of equity; and (iii) upon execution, are enforceable against it in accordance with their respective terms.

(c) No Violation of Restrictions.  Its execution, delivery and performance of the transaction contemplated by this Agreement and all other transaction documents it is to execute and deliver under the terms of this Agreement do not, or will not as of the Closing, conflict with or violate any agreement or instrument to which it is a party or by which it is bound, other than releases of liens on the Property to be obtained prior to Closing and consents contemplated by Section 9(a).  Its execution, delivery and performance of the transaction contemplated by this Agreement and all other transaction documents it is to execute and deliver under the terms of this Agreement do not violate any law, rule, regulation, ordinance, judgment, decree or order to which it or the Property or any portion thereof is subject.

(d) Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to its actual knowledge, threatened against it.
(e) Brokers’ Fees. It has not incurred any obligation for brokers’, finders’ or similar fees for which the other party hereto would be liable.

9. Seller’s Representations and Warranties.  By its execution of this Agreement, Seller represents and warrants to Buyer that the following statements are true and accurate, in each case, as of the execution date of this Agreement and the Closing Date:

(a) Consents and Preferential Purchase Rights.  Except for those identified in writing and provided to Buyer, there are no restrictions on assignment (including requirements for consents from third parties to any assignment), preferential purchase rights or similar arrangements applicable to the Property that, in each case, Seller is required to obtain in connection with the transfer of the Property by Seller to Buyer or the consummation of the transaction contemplated by this Agreement or any transactions related hereto (excluding consents ordinarily obtained after Closing from a governmental authority, each of which have been identified in writing and provided to Buyer).

(b) Payments. Seller has timely and properly paid all royalty interests, overriding royalty interests, working interests and other payments on production from the Property.

(c) Taxes.  All ad valorem, real property, severance and other similar taxes due and payable by Seller with respect of the Property or production therefrom prior to the Effective Time have been paid, except ad valorem taxes for the accounting year in which the Closing occurs which shall be apportioned as of the Effective Time between Buyer and Seller and reflected in the adjusted Purchase Price at Closing.

(d) Suits.  There is no action, suit, proceeding, claim, investigation or inquiry by any person, entity, administrative agency or governmental body and no legal, administrative, or arbitration proceeding pending or, to Seller’s knowledge, threatened, in each case, against the Property or against the Seller with respect to the Property.

(e) Exhibit Information; Leases. The information set forth on Exhibit A and Exhibit B is true and correct, and all of the Leases are in full force and effect.
(f) Environmental. There are no material Environmental Conditions associated with the Property other than those identified in writing and provided to Buyer.

(g) Related Contracts.  Copies of all Related Contracts (and any amendments thereto) that are not cancelable within 30 days and can reasonably be expected to involve annual expenditure payments in excess of $100,000 have been made available by Seller to Buyer prior to the execution of this Agreement.  All such Related Contracts are in full force and effect (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights generally and subject to general principles of equity), and no party to such Related Contracts is in default or otherwise in breach with respect to any of its material obligations under such Related Contracts.

(h) P & A Obligations.  Other than those identified in writing and provided to Buyer, there exist no Wells that (i) Seller is currently obligated by applicable law or contract to plug and abandon or (ii) have been plugged and abandoned in a manner that does not comply in all material respects with applicable laws and rules, regulations, permits, judgments, orders and decrees of any court or the applicable federal and state regulatory authorities.

(i) Suspense Funds.  All funds held in suspense with respect to the Property as of the Effective Time are set forth on Schedule 9(i), and have been placed and maintained in suspense in compliance with all applicable laws and contracts.

(j) Imbalances.  There are no production or pipeline imbalances existing as of the Effective Time with respect to the Property, nor any rights or obligations as to future cash, gas or product balancing as a result of production or pipeline delivery imbalances.

10. Buyer’s Representations and Warranties.  By its execution of this Agreement, Buyer represents and warrants to Seller that the following statements are true and accurate, in each case, as of the execution date of this Agreement and the Closing Date:

(a) Adequacy of Funds. Buyer has, or on or before November 13, 2017, will have, sufficient readily available funds to pay the Purchase Price.

(b) Nature of Assets.  BUYER ACKNOWLEDGES THAT THE PROPERTY BEING TRANSFERRED TO BUYER IS BEING ACCEPTED BY BUYER IN ITS “AS IS, WHERE IS” CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, WITHOUT, SUBJECT TO THE EXCEPTION BELOW, ANY REPRESENTATION, WARRANTY OR COVENANT OF ANY KIND OR NATURE, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MARKETABILITY, QUALITY, CONDITION, CONFORMITY TO SAMPLES, MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED BY SELLER AND WAIVED BY BUYER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT.  BUYER RECOGNIZES THAT THE PROPERTY HAS BEEN USED FOR OIL AND GAS DRILLING, COMPLETING, FRACTURING, PRODUCTION, GATHERING, PIPELINE, TRANSPORTATION, STORAGE AND RELATED OPERATIONS.  PHYSICAL CHANGES IN THE PROPERTY AND IN THE LANDS INCLUDED THEREIN MAY HAVE OCCURRED AS A RESULT OF SUCH USES.  THE PROPERTY ALSO MAY INCLUDE BURIED PIPELINES AND OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT BE KNOWN BY SELLER OR READILY APPARENT BY A PHYSICAL INSPECTION OF THE PROPERTY.  IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED PRIOR TO CLOSING (OR SHALL BE DEEMED TO HAVE WAIVED ITS RIGHT TO INSPECT) THE LEASES, EQUIPMENT, PIPELINES AND THE ASSOCIATED PREMISES INCLUDED IN THE PROPERTY AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, AND THAT BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS, WHERE IS” CONDITION AND STATE OF REPAIR, AND WITH ALL FAULTS AND DEFECTS, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE OF NORM AND MAN-MADE MATERIAL FIBERS, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS AGREEMENT.

11. Closing.

(a) Time and Place.  The closing of the transactions contemplated hereby (the “Closing”) shall occur at 10:00 a.m. Central time on or before November 13, 2017 (the “Closing Date”) remotely via the electronic exchange of Closing deliverables (with originals to follow), or at such other time and place or in such other manner as the parties may mutually agree.  Prior to Closing, Seller shall maintain and operate the Property in a good and workmanlike manner consistent with prudent oilfield practices.

(b) Buyer’s Closing Conditions. Buyer’s obligation to proceed to Closing is, at Buyer’s election, subject to the fulfillment of each of the following conditions, prior to or at Closing:

(i) All representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the Closing Date as if such representations and warranties were made as of the Closing Date, and Seller shall have performed and satisfied all covenants and fulfilled all conditions required by this Agreement.

(ii) There are no material Environmental Conditions associated with the Property.
(iii) The aggregate downward adjustment to the Purchase Price due to any Title Defects and Environmental Conditions does not exceed five percent (5%) of the Purchase Price.
(iv) Seller shall deliver to Buyer a recordable release of all mortgages, security interests or other similar burdens on the Property, reasonably satisfactory to Buyer.
(v) Seller has executed or delivered, as applicable, all of the items listed in Section 11(d)(i), (ii), (iii), (v), and (vi) below.

Notwithstanding anything to the contrary, Buyer may, in its sole discretion, terminate this Agreement if any or all of the conditions set forth in this Section 11(b) have not been satisfied as of November 13, 2017.

(c) Seller’s Closing Conditions. Seller’s obligation to proceed to Closing is, at Seller’s election, subject to the fulfillment of each of the following conditions, prior to or at Closing:

(i) All representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the Closing Date as if such representations and warranties were made as of the Closing Date, and Buyer shall have performed and satisfied all covenants and fulfilled all conditions in all material respects required by this Agreement.

(ii) Buyer has executed or delivered, as applicable, all of the items listed in Section 11(d)(i), (ii), (iii), (iv), and (v) below.

Notwithstanding anything to the contrary, Seller may, in its sole discretion, terminate this Agreement if any or all of the conditions set forth in this Section 11(c) have not been satisfied as of November 13, 2017.

(d) Closing Deliverables. At Closing, the following events shall occur, each being a condition precedent to the other and each being deemed to occur simultaneously:

(i) Conveyance.  Seller and Buyer shall each execute, acknowledge and deliver a Conveyance, Assignment and Bill of Sale (the “Assignment”), substantially similar to that set forth in Exhibit E, which shall convey unencumbered and defensible title to the Property to Buyer with a special warranty of Defensible Title by, through or under Seller, but not otherwise.

(ii) Governmental Conveyances.  Seller and Buyer shall each execute, acknowledge and deliver any other appropriate assignments, bills of sale, deeds or instruments necessary to transfer the Property to Buyer, including any conveyances on official forms and related documentation required by governmental agencies or governmental regulations.

(iii) Settlement Statement. Seller and Buyer shall each execute and deliver the Settlement Statement.
(iv) Purchase Price. Buyer shall deliver to Seller the Purchase Price as adjusted and as indicated in the Settlement Statement pursuant to Section 3, by wire transfer in immediately available funds to an account designated in writing by Seller.

(v) Release Instruments.  Seller shall furnish evidence acceptable to Buyer of release of all liens, claims, security interests, mortgages, charges, encumbrances, or other similar burdens affecting the Property or any part thereof.

(vi) Non-Foreign Affidavit. Seller shall execute and deliver a Non-Foreign Affidavit in the form attached as Exhibit F.

(vii) Further Assurances and Other Instruments.  Seller and Buyer agree to execute, acknowledge (if necessary) and deliver such further instruments (including, without limitation, instruments of conveyance and necessary governmental filings), and do such other acts as may be reasonably requested and necessary to effectuate the purposes of this Agreement.

12. Allocation of Revenues and Expenses.  The parties agree to make appropriate adjustments and take further action so that Seller receives all proceeds, receipts, credits and income attributable to the Property for all periods of time prior to the Effective Time, and so that Buyer receives all proceeds, receipts, credits and income attributable to the Property for all periods of time from and after the Effective Time.  All costs, expenses, disbursements, taxes and obligations attributable to the Property for all periods of time prior to the Effective Time shall be the responsibility of Seller, and all costs, expenses, disbursements, taxes and obligations attributable to the Property for all periods of time from and after the Effective Time shall be the responsibility of Buyer.  After the Closing, the parties will cooperate to have all proceeds received attributable to the Property be paid to the proper party hereunder and to have all expenditures to be made with respect to the Property be made by the proper party hereunder.

13. Miscellaneous.
(a) Survival. All of the representations, warranties, covenants, and conditions under this Agreement shall survive the Closing for one (1) year and shall not merge into the Assignment.

(b) Waiver of Consequential Damages.  WITH RESPECT TO ANY AND ALL LOSSES FOR WHICH INDEMNIFICATION MAY BE AVAILABLE HEREUNDER OR UNDER THE ASSIGNMENT, NO INDEMNIFYING PARTY SHALL HAVE ANY LIABILITY FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES WITH RESPECT TO ANY CLAIM FOR WHICH SUCH INDEMNIFYING PARTY MAY HAVE LIABILITY PURSUANT TO THIS AGREEMENT OR THE ASSIGNMENT; PROVIDED, HOWEVER, THAT THIS WAIVER SHALL NOT APPLY TO THE EXTENT SUCH CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES ARE AWARDED IN A PROCEEDING BROUGHT OR ASSERTED BY A THIRD-PARTY AGAINST AN INDEMNIFIED PARTY.

(c) Exhibits and Schedules. The Exhibits attached to this Agreement are hereby incorporated into and made a part of this Agreement for all purposes.

(d) Entire Agreement.  This Agreement and any other transaction documents executed in connection herewith (including, without limitation, the Assignment) constitute the entire understanding between Seller and Buyer, replacing and superseding any and all prior negotiations, discussions, arrangements, agreements and understandings between Seller and Buyer regarding the subject matter hereof (whether oral or written).

(e) Severability.  It is the intent of Seller and Buyer that the terms, conditions and provisions contained in this Agreement shall be severable.  Should any provision, in whole or in part, be held invalid as a matter of law, such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid provision, if any.

(f) Amendment; Binding Effect.  This Agreement may not be amended, nor any rights hereunder waived except by an instrument in writing signed by a duly authorized representative of the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.  This Agreement shall extend to and be binding upon and inure to the benefit of Seller and Buyer and their respective successors and assigns, and shall run with the Property.

(g) Governing Law.  This Agreement shall be governed by and must be construed according to the laws of the State of Texas, without regard to conflicts of laws rules or principles that might direct the application of the law of another jurisdiction.

(h) Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, and all of which, when taken together, shall constitute one and the same instrument.  This Agreement may be executed and delivered by facsimile or other reliable electronic means (such as portable document format), which such electronic signatures shall be considered binding for all purposes

(i) Section 1031 Exchange.  Seller and Buyer hereby agree that Seller shall have the right to assign all or a portion of its rights under this Agreement to a “Qualified Intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) in order to accomplish the transaction in a manner that will comply, either in whole or in part, with the requirements of a like kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”).  In the event that Seller assigns its rights under this Agreement pursuant to this Section 12(j), Seller agrees to notify Buyer in writing of such assignment at or before Closing.  If Seller assigns its rights under this Agreement for this purpose, Buyer agrees to: (a) consent to Seller’s assignment of its rights in this Agreement; and (b) pay the Purchase Price into a qualified escrow or qualified trust account at Closing as directed in writing.  Seller acknowledges and agrees that any assignment of this Agreement to a Qualified Intermediary shall not release Seller from any of its respective liabilities and obligations (including indemnity obligations) to the Buyer under this Agreement, and that no party hereto represents to any other party that any particular tax treatment will be given to a party as a result thereof.  Seller agrees that the Buyer will not incur any additional costs, expenses, fees or liabilities as a result of or connected with the like-kind exchange.

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signature page follows]

Please indicate your acceptance of this Agreement by executing in the space provided below and returning a scanned copy to me.

Sincerely,

Dallas Petroleum Group, LLC

/s/ Mark Williams

Matt Williams
President

ACCEPTED AND AGREED:

Sanchez Midstream Partners LP

By:	Sanchez Midstream Partners GP,
Its general partner

By:	/s/ Charles C. Ward

Name:	Charles C. Ward

Title:	CFO & Secretary

Date:	10/12/2017